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                                                                       EXHIBIT 5

                    [Letterhead of The Times Mirror Company]

                              January 30, 1997


Donald Haskell
P.O. Box 1715
Newport Beach, California  92659


Ladies and Gentlemen:

          This letter shall constitute notice that, effective immediately:

               1. The Times Mirror Company ("Times Mirror") and the Times
          Mirror Foundation (the "Foundation") are terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror;

               2. Times Mirror is terminating any other power-of-attorney that may have been executed by you in favor of Times Mirror in connection with (a) the Schedule 13D with respect to Tejon Ranch Co., filed on December 28, 1978, or any amendment thereto or (b) your beneficial ownership of shares of Common Stock, par value $1.00 per share, of Tejon Ranch Co. ("Common Stock"); and

               3. Times Mirror and the Foundation are no longer acting together with Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell as a group with respect to the ownership of shares of Common Stock.


                              Very truly yours,


                              Kathleen G. McGuinness